UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

EASTSIDE DISTILLING, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27780 21 04
(CUSIP Number)

Grover T. Wickersham, P.C. Employees' Profit Sharing Plan 430 Cambridge Avenue, Suite 100 Palo Alto, CA 94306
(650) 323-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Grover T. Wickersham, P.C. Employees' Profit Sharing Plan (the "PSP")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California(1)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,733,099(2)(3)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,733,099(2)(3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,733,099(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99%(4)

14.	Type of Reporting Person (See Instructions) OO
(See footnotes on following page.)

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 3 of 8

_______________
(1)	The PSP was established in California, but has no designated place of organization.
(2)

This Schedule 13D (this "Statement") reports the deemed beneficial ownership of shares of the common stock (the "Common Stock") of Eastside Distilling, Inc. ("ESDI" or the "Issuer") by the Grover T. Wickersham, P.C. Employees' Profit Sharing Plan (the "PSP") as of July 20, 2016. The PSP owns 5,843,099 shares of ESDI's Common Stock and 6,700,000 shares of common stock purchase warrants (the "Warrants") (See Footnotes (3) and (4) below). Grover T. Wickersham serves as the trustee (the "Trustee") of the PSP. The Trustee's direct and indirect securities holdings in ESDI are reported in Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by Mr. Wickersham on July 18, 2016. Because the Trustee exercises sole voting and dispositive power over the Common Stock owned by the PSP, he may be deemed to be the beneficial owner of the securities owned by the PSP pursuant to Rule 13d-3(a) promulgated under the Act. The Trustee disclaims beneficial ownership of all of the securities owned by the PSP other than his vested interest in the PSP.

(3)

Includes 3,890,000 shares of Common Stock issuable upon exercise of Warrants out of an aggregate total of 6,700,000 Warrants that have been issued to the PSP. The Warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares (the "Blocker"). Once the holder's beneficial ownership percentage reaches 9.99%, as calculated in accordance with Rule 13d-3(d)(1)(i), the Warrants are not exercisable until such time as the holder's beneficial ownership percentage falls below 9.99%. The terms of the Blocker may only be amended by the written consent of both the Issuer and the holder. As of July 20, 2016, only 3,890,000 of the PSP's Warrants are exercisable until such time as its beneficial ownership percentage falls below 9.99%.

(4)

Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Act. Based on 93,503,452 shares of the Issuer's Common Stock outstanding on July 20, 2016, as provided by the Issuer, plus 3,890,000 shares of Common Stock issuable upon currently exercisable Warrants owned by the PSP. Does not include an additional 2,810,000 Warrants owned by the PSP that are not currently exercisable as a result of the operation of the Blocker.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 4 of 8

Background of Filing

This statement on Schedule 13D (this "Statement") is being filed by the Grover T. Wickersham, P.C. Employees' Profit Sharing Plan (the "PSP"). Grover T. Wickersham serves as the sole trustee of the PSP. Mr. Wickersham directly and indirectly is deemed to be the beneficial owner of additional shares of Common Stock and Warrants of the Issuer, all of which are separately reported on his Amendment No. 1 to Schedule 13D filed with the SEC on July 18, 2016.

Item 1. Security and Issuer

This Statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Eastside Distilling, Inc., a Nevada corporation ("ESDI" or the "Issuer"). The principal executive offices of ESDI are located at 1805 SE Martin Luther King Jr. Boulevard, Portland, OR 97214.

Item 2. Identity and Background

  This Statement is being filed on behalf of the Grover T. Wickersham, P.C. Employees' Profit Sharing Plan (the "PSP"). Grover T. Wickersham serves as the Trustee of the PSP and in this capacity, he has the sole right to direct the voting and disposition of the securities owned by the PSP. The Trustee disclaims beneficial ownership of the securities owned by the PSP, except to the extent of his vested interest therein. This Statement reports only the holdings directly owned by the PSP.

  The business address of the PSP is 430 Cambridge Avenue, Suite 100, Palo Alto, CA 94306.

  Principal occupation or employment: The PSP is a retirement plan that makes and holds investments for employees.

  During the last five years, the PSP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  During the last five years, the PSP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship: The PSP was established in California. However, it has no designated place of organization.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 5 of 8

Item 3. Source and Amount of Funds or Other

Within the 60-day period preceding July 20, 2016, the PSP entered into the following open market transactions:

Date	Number of Shares	Price	Nature of Transaction

May 23, 2016	132,000	9,971	Open Market
May 27, 2016	48,000	3,312	Open Market
June 2, 2016	113,099	6,206	Open Market
June 10, 2016	150,000	8,162	Open Market

As indicated in the table above, within the past 60 days, the PSP purchased an aggregate of 443,099 shares of the Issuer's Common Stock in the open market for an aggregate purchase price of $27,651.

On June 9, 2016, pursuant to a Subscription Agreement executed by the PSP and the Issuer, the PSP purchased in a private placement an aggregate of 5,000,000 units, each unit consisting of one share of Common Stock and one Common Stock purchase warrant (the "Warrants, and collectively with the Common Stock, the "Units") at a purchase price of $0.05 per Unit, for a total purchase price of $250,000. The Warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares of Common Stock (the "Blocker"). The terms of the Blocker may only be amended by written consent of both the Issuer and the holder. Subject to the Blocker, the Warrants are exercisable at $0.10 per share until the expiration date on the third anniversary of issuance.

On June 30, 2016, the PSP participated in a $350,000 8% promissory note offering ("Promissory Notes") by the Issuer and purchased a $50,000 Promissory Note that included a Warrant to acquire 500,000 shares of Common Stock. On July 11, 2016, the PSP purchased an additional $120,000 of Promissory Notes from the Issuer and received a Warrant to acquire 1,200,000 shares of Common Stock. The Warrants contain a blocker identical to the Blocker referred to in the paragraph above. The terms of the Blocker may only be amended by written consent of both the Issuer and the holder. Subject to the Blocker, the Warrants are exercisable at $0.10 per share until the expiration date on the third anniversary of issuance.

The source of funds for the acquisition of the shares of Common Stock in the open market, purchase of the Units in the private placement and the Promissory Notes was from funds held by the PSP.

Item 4. Purpose of the Transaction

The response set forth in Item 3 hereof is incorporated by reference in its entirety.

The PSP acquired the shares of Common Stock in the ordinary course of business because of the belief that the shares of Common Stock represented an attractive investment. The investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 6 of 8

Subject to the limitations imposed by applicable federal and state securities laws, the Trustee from time to time may decide to increase or decrease the PSP's investment in the Issuer through purchases or sales of shares of Common Stock or other capital stock of the Issuer in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of the Issuer's capital stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the PSP, general stock market and economic conditions and/or liquidity requirements of the PSP.

Item 5. Interest in Securities of the Issuer

(a) The PSP is the direct owner of 5,843,099 shares of Common Stock and 6,700,000 Warrants. The Warrants contain a Blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares of Common Stock. Because of this limitation, only 3,890,000 of the 6,700,000 Warrants held by the PSP are presently exercisable. The Trustee disclaims beneficial ownership of all of the securities owned by the PSP other than his vested share of his interest in the PSP. See Amendment No. 1 to Schedule 13D filed by Mr. Wickersham on July 18, 2016 for information concerning his direct and indirect beneficial ownership of the securities of the Issuer.

(b) The securities reported on this Statement are included solely to present the deemed direct and indirect beneficial ownership of the PSP in accordance with Rule 13d-3 promulgated under the Act. Because of his relationship as trustee of the PSP the Trustee may be deemed to have the following voting and dispositive control as of July 20, 2016:

1. Sole Voting Power: 9,733,099 (1)(2)

2. Shared Voting Power: 0

3. Sole Dispositive Power: 9,733,099 (1)(2)

4. Shared Dispositive Power: 0

5. Percent of Class: 9.99% (3)

___________

(1) Includes 3,890,000 shares of common stock issuable upon exercise of Warrants, out of a total of 6,700,000 Warrants owned by the PSP. The Warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares. Once the holder's beneficial ownership percentage, calculated in accordance with Rule 13d-3(d)(1)(i), reaches 9.99%, the Warrants are not exercisable until such time as the holder's beneficial ownership percentage falls below 9.99%. Because the PSP owned 5,893,099 shares of the Issuer's common stock on July 20, 2016, up to 3,890,000 of its 6,700,000 Warrants are exercisable until such time as its beneficial ownership percentage falls below 9.99%. The terms of the Blocker may only be amended by written consent of both the Issuer and the holder.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 7 of 8

(2) Because the Trustee exercises sole voting and dispositive power over the shares owned by the PSP, he may be deemed to be the beneficial owner of the securities owned by the PSP pursuant to Rule 13d-3(a) under the Act. He disclaims beneficial ownership of all of the securities owned by the PSP except to the extent of his vested interest in the PSP.

(3) Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Act. Based on 93,503,452 shares of the Issuer's Common Stock outstanding on July 15, 2016, as provided by the Issuer, plus 3,890,000 shares of Common Stock issuable upon currently exercisable Warrants.

(c) Other than the transactions described in Item 3, the PSP has not effected or caused to be effected any transaction involving the Issuer's Common Stock during the last 60 days.

(d) No person (other the PSP) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the PSP and any other person with respect to any securities of the Issuer.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2016

GROVER T. WICKERSHAM, P.C.
EMPLOYEES' PROFIT SHARING PLAN

By: /s/ Grover T. Wickersham
       Grover T. Wickersham, Trustee